Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and six-month period ended June 30, 2024 and 2023

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Notes	2024	2023	2024	2023
Revenue	4	416,248	422,718	880,438	809,399
Cost of services	5	(286,074)	(279,973)	(572,421)	(528,965)
Gross profit		130,174	142,745	308,017	280,434
Selling, general and administrative expenses	6	(43,779)	(40,162)	(90,609)	(78,966)
Impairment loss of non-financial assets		-	-	-	(47)
Other operating income	7	7,465	8,846	14,219	14,157
Other operating expenses		(994)	(987)	(3,882)	(1,742)
Operating income		92,866	110,442	227,745	213,836
Share of loss in associates		(47)	(88)	(264)	(89)
Income before financial results and income tax		92,819	110,354	227,481	213,747
Financial income	8	17,566	18,065	37,820	30,475
Financial loss	8	(8,707)	(38,429)	171,396	(88,250)
Inflation adjustment	8	(1,572)	(10,810)	(16,817)	(13,976)
Income before income tax		100,106	79,180	419,880	141,996
Income tax	9	(45,629)	1,641	(172,104)	(36,319)
Income for the period		54,477	80,821	247,776	105,677
Attributable to:
Owners of the parent		50,226	69,775	219,900	102,098
Non-controlling interests		4,251	11,046	27,876	3,579
		54,477	80,821	247,776	105,677

Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.31	0.43	1.37	0.63
Diluted earnings per share		0.31	0.43	1.36	0.63

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Income for the period	54,477	80,821	247,776	105,677

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	14	68	91	15
Items that may be reclassified to profit or loss:
Share of other comprehensive income from associates	1	130	30	27
Currency translation adjustment	141,400	4,123	384,600	20,746
Other comprehensive income for the period, net of income tax	141,415	4,321	384,721	20,788
Total comprehensive income for the period	195,892	85,142	632,497	126,465
Attributable to:
Owners of the parent	157,399	78,075	529,058	125,177
Non-controlling interests	38,493	7,067	103,439	1,288
	195,892	85,142	632,497	126,465

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2024	At December 31, 2023
ASSETS
Non-current assets
Intangible assets, net	10	3,091,450	2,520,965
Property, plant and equipment, net		78,556	74,919
Right-of-use asset		11,228	10,493
Investments in associates		11,803	11,992
Other financial assets at fair value through profit or loss		2,554	5,979
Other financial assets at amortized cost		73,455	61,090
Derivative financial instruments		67	69
Deferred tax assets		49,075	62,712
Inventories		317	318
Other receivables		46,284	42,640
Trade receivables		376	889
		3,365,165	2,792,066
Current assets
Inventories		10,770	16,148
Other financial assets at fair value through profit or loss		3,347	4,884
Other financial assets at amortized cost		105,778	83,142
Other receivables		56,699	145,549
Current tax assets		4,738	3,779
Trade receivables		138,581	126,560
Cash and cash equivalents	11	439,413	369,848
		759,326	749,910
Total assets		4,124,491	3,541,976

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,322)	(4,322)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(173,735)	(482,852)
Legal reserves		7,419	3,676
Other reserves		(1,313,526)	(1,313,888)
Retained earnings		654,932	438,775
Total attributable to owners of the parent		1,254,359	724,980
Non-controlling interests		175,780	78,929
Total equity		1,430,139	803,909

LIABILITIES
Non-current liabilities
Borrowings	12	1,071,790	1,133,549
Deferred tax liabilities		314,205	137,315
Other liabilities	13	721,488	768,364
Lease liabilities		8,678	10,294
Trade payables		2,502	2,617
		2,118,663	2,052,139
Current liabilities
Borrowings	12	150,576	199,688
Other liabilities	13	308,793	345,864
Lease liabilities		3,672	3,687
Current tax liabilities		10,170	23,921
Trade payables		102,478	112,768
		575,689	685,928
Total liabilities		2,694,352	2,738,067
Total equity and liabilities		4,124,491	3,541,976

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the period	-	-	-	-	-	-	-	-	219,900	219,900	27,876	247,776
Other comprehensive income for the period	-	-	-	-	-	-	309,117	41	-	309,158	75,563	384,721
Share-based payments reserve (Note 14.a and 14.c)	-	-	-	-	-	-	-	321	-	321	-	321
Transfer to legal reserve	-	-	-	-	-	3,743	-	-	(3,743)	-	-	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(6,588)	(6,588)
Balance at June 30, 2024	163,223	183,430	(4,322)	378,910	1,358,028	7,419	(173,735)	(1,313,526)	654,932	1,254,359	175,780	1,430,139

Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income for the period	-	-	-	-	-	-	-	-	102,098	102,098	3,579	105,677
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	23,077	2	-	23,079	(2,291)	20,788
Share-based payments reserve (Note 14.a and 14.c)	-	-	162	-	-	-	-	20	398	580	-	580
Transfer to legal reserve	-	-	-	-	-	2,595	-	-	(2,595)	-	-	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(7,828)	(7,828)
Balance at June 30, 2023	163,223	183,430	(4,438)	378,910	1,358,028	3,676	(228,068)	(1,314,003)	301,094	841,852	139,734	981,586

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2024	2023
Cash flows from operating activities
Income for the period from continuing operations		247,776	105,677
Adjustments for:
Amortization and depreciation		96,205	90,024
Deferred income tax	9	158,866	20,669
Current income tax	9	13,238	15,650
Share of loss in associates		264	89
Impairment loss of non-financial assets		-	47
Loss on disposals of property, plant and equipment		262	13
Low value, short term and variable lease payments		(550)	(1,707)
Share based compensation expenses		321	580
Collection of government grants		-	383
Government grants		-	(3,550)
Interest expenses	8	54,237	56,207
Other financial results, net		(8,001)	(20,864)
Net foreign exchange	8	(279,208)	(26,842)
Other accruals		(1,626)	732
Inflation adjustment		9,097	9,749
Acquisition of intangible assets		(94,519)	(96,774)
Income tax paid		(23,646)	(16,070)
Income due to concession compensation (*)		90,609	-
Unpaid concession fees		32,990	35,891
Changes in liability for concessions	8	47,585	54,095
Changes in working capital	17	(85,013)	(52,345)
Net cash provided by operating activities		258,887	171,654

Cash flows from investing activities
Cash contribution in associates		(45)	(100)
Acquisition of other financial assets		(93,308)	(38,594)
Disposals of other financial assets		63,600	45,092
Acquisition of property, plant and equipment		(4,654)	(4,921)
Acquisition of intangible assets		(568)	(373)
Proceeds from property, plant and equipment		15	14
Other		4,248	248
Net cash (used in)/provided by investing activities		(30,712)	1,366

Cash flows from financing activities
Loans obtained	12	141,231	72,711
Guarantee deposits		1,804	(305)
Principal elements of lease payments		(2,250)	(2,161)
Loans repaid	12	(218,429)	(102,469)
Interest paid	12	(50,779)	(53,603)
Debt renegotiation expenses	12	(1,900)	-
Dividends paid to non-controlling interests in subsidiaries		(6,580)	(7,828)
Net cash used in financing activities		(136,903)	(93,655)
Increase in cash and cash equivalents from continuing operations		91,272	79,365

Movements in cash and cash equivalents
At the beginning of the period		369,848	385,265
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(21,707)	(16,134)
Increase in cash and cash equivalents from continuing operations		91,272	79,365
At the end of the period	11	439,413	448,496

(*) Corresponds to the net indemnification collected regarding the re-bidding of the International Airport of São Gonçalo do Amarante (Natal Airport) detailed in Note 1.2.1 and Note 34 of the Consolidated Financial Statements for the year ended December 31, 2023.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1           General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2023.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on August 21, 2024.

2           Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2023.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2           Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of June 30, 2024 was 6,389.55 (3,533.19 as of December 31, 2023) and the conversion factor derived from the indexes for the six-month period ended June 30, 2024, was 1.808 (1.53 for the six-month period ended June 30, 2023).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income for the period line.

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the six-month period are restated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.W of the Consolidated Financial Statements as of December 31, 2023. According to IAS 29, the three-month period results shown in these Condensed Consolidated Interim Financial Statements have been prepared considering the three-month period results of the subsidiaries in hyperinflationary economies in their functional currency translated into U.S dollars at the closing exchange rate, while prior reported quarterly Condensed Consolidated Interim Statement of Income and of Comprehensive Income in U.S. dollars remain unchanged.

New and amended standards

The following accounting standards and interpretations became applicable for annual period commencing on or after January 1, 2024:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1.

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments related to IAS 1 and IFRS 16 listed above adopted did not have any material impact on these Condensed Consolidated Interim Financial Statements.

The new disclosures related to supplier finance arrangements are not required to be provided in the 2024 interim report.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2           Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2024 and have not been early adopted by the Group:

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- Lack of exchangeability – Amendments to IAS 21

- Presentation and Disclosures in Financial Statements – IFRS 18

- Subsidiaries without Public Accountability: Disclosures – IFRS 19

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7

The Group is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

3           Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2023 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3           Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended June 30, 2024	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	103,590	-	9,516	-	18,098	-	21,821	20,282	20,386	-	-	193,693
Non-aeronautical revenue (*)
Commercial revenue	84,107	26	17,114	1	11,505	6,403	34,924	6,764	12,623	(3,045)	988	171,410
Construction service revenue	37,070	-	204	-	8,948	-	2,565	75	1,280	-	-	50,142
Other revenue	-	-	-	-	4	-	-	-	999	(954)	954	1,003
Revenue	224,767	26	26,834	1	38,555	6,403	59,310	27,121	35,288	(3,999)	1,942	416,248
Cost of services	(164,733)	(11)	(16,830)	(597)	(24,459)	(5,472)	(36,229)	(15,790)	(22,162)	3,119	(2,910)	(286,074)
Gross profit / (loss)	60,034	15	10,004	(596)	14,096	931	23,081	11,331	13,126	(880)	(968)	130,174
Selling, general and administrative expenses	(20,640)	(15)	(2,494)	(892)	(4,446)	(689)	(3,692)	(4,970)	(2,900)	878	(3,919)	(43,779)
Other operating income	4,569	-	104	2,491	-	-	37	25	188	-	51	7,465
Other operating expenses	(587)	-	(31)	-	(98)	(2)	(271)	(5)	-	-	-	(994)
Operating income / (loss)	43,376	-	7,583	1,003	9,552	240	19,155	6,381	10,414	(2)	(4,836)	92,866
Share of loss in associates	-	-	-	-	-	-	-	-	184	-	(231)	(47)
Amortization and depreciation	25,615	-	2,785	-	2,067	326	5,358	1,781	2,657	-	2,994	43,583
Adjusted Ebitda	68,991	-	10,368	1,003	11,619	566	24,513	8,162	13,255	(2)	(2,073)	136,402
Construction services revenue	(37,070)	-	(204)	-	(8,948)	-	(2,565)	(75)	(1,280)	-	-	(50,142)
Construction services cost	37,014	-	204	-	8,948	-	2,490	75	1,188	-	-	49,919
Adjusted Ebitda excluding Construction Services	68,935	-	10,368	1,003	11,619	566	24,438	8,162	13,163	(2)	(2,073)	136,179
Construction services revenue	37,070	-	204	-	8,948	-	2,565	75	1,280	-	-	50,142
Construction services cost	(37,014)	-	(204)	-	(8,948)	-	(2,490)	(75)	(1,188)	-	-	(49,919)
Adjusted Ebitda	68,991	-	10,368	1,003	11,619	566	24,513	8,162	13,255	(2)	(2,073)	136,402
Financial income												17,566
Financial loss												(8,707)
Inflation adjustment												(1,572)
Amortization and depreciation												(43,583)
Income before income tax expense												100,106
Income tax												(45,629)
Income for the period												54,477

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3           Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended June 30, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	102,398	-	11,167	-	14,979	-	22,176	19,311	17,645	-	-	187,676
Non-aeronautical revenue (*)
Commercial revenue	93,247	49	16,089	-	10,529	5,353	35,901	6,582	10,588	(2,858)	971	176,451
Construction service revenue	44,657	-	-	-	7,235	-	992	6	4,354	-	-	57,244
Other revenue	-	-	-	-	6	-	-	-	1,341	(583)	583	1,347
Revenue	240,302	49	27,256	0	32,749	5,353	59,069	25,899	33,928	(3,441)	1,554	422,718
Cost of services	(158,966)	(18)	(19,309)	-	(21,687)	(4,291)	(35,668)	(15,109)	(23,386)	1,464	(3,003)	(279,973)
Gross profit / (loss)	81,336	31	7,947	-	11,062	1,062	23,401	10,790	10,542	(1,977)	(1,449)	142,745
Selling, general and administrative expenses	(20,121)	(34)	(2,954)	(14)	(3,885)	(617)	(3,618)	(4,322)	(3,007)	1,974	(3,564)	(40,162)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-
Other operating income	4,834	1	3,642	-	30	-	104	3	232	-	-	8,846
Other operating expenses	(496)	-	(1)	-	(145)	(3)	(336)	(9)	-	3	-	(987)
Operating income / (loss)	65,553	(2)	8,634	(14)	7,062	442	19,551	6,462	7,767	-	(5,013)	110,442
Share of loss in associates	(2)	-	-	-	-	-	-	-	14	-	(100)	(88)
Amortization and depreciation	23,366	-	2,929	-	1,710	315	4,905	1,624	2,656	-	3,080	40,585
Adjusted Ebitda	88,917	(2)	11,563	(14)	8,772	757	24,456	8,086	10,437	-	(2,033)	150,939
Construction services revenue	(44,657)	-	-	-	(7,235)	-	(992)	(6)	(4,354)	-	-	(57,244)
Construction services cost	44,609	-	-	-	7,235	-	963	6	2,837	-	-	55,650
Adjusted Ebitda excluding Construction Services	88,869	(2)	11,563	(14)	8,772	757	24,427	8,086	8,920	-	(2,033)	149,345
Construction services revenue	44,657	-	-	-	7,235	-	992	6	4,354	-	-	57,244
Construction services cost	(44,609)	-	-	-	(7,235)	-	(963)	(6)	(2,837)	-	-	(55,650)
Adjusted Ebitda	88,917	(2)	11,563	(14)	8,772	757	24,456	8,086	10,437	-	(2,033)	150,939
Financial income												18,065
Financial loss												(38,429)
Inflation adjustment												(10,810)
Amortization and depreciation												(40,585)
Income before income tax expense												79,180
Income tax												1,641
Income for the period												80,821

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3           Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the six-month period ended June 30, 2024	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	255,597	-	19,383	908	43,343	-	40,178	40,119	32,246	-	-	431,774
Non-aeronautical revenue (*)
Commercial revenue	180,725	52	33,659	1,196	25,979	13,302	64,699	13,584	20,971	(5,825)	1,969	350,311
Construction service revenue	74,636	-	517	-	14,935	-	2,902	75	2,489	-	-	95,554
Other revenue	-	-	-	-	6	-	-	-	2,216	(1,739)	2,316	2,799
Revenue	510,958	52	53,559	2,104	84,263	13,302	107,779	53,778	57,922	(7,564)	4,285	880,438
Cost of services	(338,092)	(21)	(34,739)	(2,718)	(46,704)	(11,255)	(66,489)	(31,390)	(40,956)	5,851	(5,908)	(572,421)
Gross profit / (loss)	172,866	31	18,820	(614)	37,559	2,047	41,290	22,388	16,966	(1,713)	(1,623)	308,017
Selling, general and administrative expenses	(44,978)	(32)	(4,411)	(594)	(9,065)	(1,369)	(8,013)	(10,246)	(5,772)	1,713	(7,842)	(90,609)
Other operating income	11,036	-	179	2,491	2	2	199	30	229	-	51	14,219
Other operating expenses	(2,686)	(33)	(33)	(411)	(244)	(3)	(461)	(11)	-	-	-	(3,882)
Operating income / (loss)	136,238	(34)	14,555	872	28,252	677	33,015	12,161	11,423	-	(9,414)	227,745
Share of loss in associates	(1)	-	-	-	-	-	-	-	184	-	(447)	(264)
Amortization and depreciation	49,174	-	5,798	8	4,557	646	10,335	3,523	5,370	-	6,070	85,481
Adjusted Ebitda	185,411	(34)	20,353	880	32,809	1,323	43,350	15,684	16,977	-	(3,791)	312,962
Construction services revenue	(74,636)	-	(517)	-	(14,935)	-	(2,902)	(75)	(2,489)	-	-	(95,554)
Construction services cost	74,511	-	517	-	14,935	-	2,817	75	1,717	-	-	94,572
Adjusted Ebitda excluding Construction Services	185,286	(34)	20,353	880	32,809	1,323	43,265	15,684	16,205	-	(3,791)	311,980
Construction services revenue	74,636	-	517	-	14,935	-	2,902	75	2,489	-	-	95,554
Construction services cost	(74,511)	-	(517)	-	(14,935)	-	(2,817)	(75)	(1,717)	-	-	(94,572)
Adjusted Ebitda	185,411	(34)	20,353	880	32,809	1,323	43,350	15,684	16,977	-	(3,791)	312,962
Financial income												37,820
Financial loss												171,396
Inflation adjustment												(16,817)
Amortization and depreciation												(85,481)
Income before income tax expense												419,880
Income tax												(172,104)
Income for the period												247,776

June 30, 2024
Current assets	223,960	22	97,461	5,014	45,609	5,238	78,630	38,079	58,976	(106,489)	312,826	759,326
Non-current assets	1,863,981	-	563,808	43	200,350	8,888	167,420	50,714	250,436	(768)	260,293	3,365,165
Capital Expenditure	74,687	-	1,077	60	13,989	341	8,626	2,052	3,544	-	26	104,402
Current liabilities	171,314	8	192,653	1,450	24,546	4,507	42,174	32,924	65,481	(106,542)	147,174	575,689
Non-current liabilities	793,624	-	825,425	737	58,437	1,428	-	5,150	124,306	(768)	310,324	2,118,663

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3           Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the six-month period ended June 30, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	216,775	-	21,603	-	33,122	-	38,990	37,268	27,809	-	-	375,567
Non-aeronautical revenue (*)
Commercial revenue	177,693	109	30,317	-	24,217	10,283	68,811	13,080	17,611	(5,555)	1,888	338,454
Construction service revenue	74,000	-	-	-	10,347	-	1,601	6	5,403	-	-	91,357
Other revenue	-	-	-	-	9	-	-	-	4,012	(2,209)	2,209	4,021
Revenue	468,468	109	51,920	0	67,695	10,283	109,402	50,354	54,835	(7,764)	4,097	809,399
Cost of services	(302,131)	(34)	(37,110)	-	(39,307)	(8,003)	(69,248)	(29,338)	(41,883)	3,990	(5,901)	(528,965)
Gross profit / (loss)	166,337	75	14,810	-	28,388	2,280	40,154	21,016	12,952	(3,774)	(1,804)	280,434
Selling, general and administrative expenses	(39,706)	(70)	(4,813)	(21)	(8,142)	(1,083)	(7,982)	(8,511)	(6,452)	3,771	(5,957)	(78,966)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(47)	-	-	(47)
Other operating income	9,729	1	3,757	-	43	-	176	15	439	-	(3)	14,157
Other operating expenses	(1,001)	-	(17)	-	(202)	(3)	(507)	(15)	-	3	-	(1,742)
Operating income / (loss)	135,359	6	13,737	(21)	20,087	1,194	31,841	12,505	6,892	-	(7,764)	213,836
Share of loss in associates	(3)	-	-	-	-	-	-	-	14	-	(100)	(89)
Amortization and depreciation	45,163	-	5,816	-	3,702	644	9,752	3,241	5,279	-	6,049	79,646
Adjusted Ebitda	180,519	6	19,553	(21)	23,789	1,838	41,593	15,746	12,185	-	(1,815)	293,393
Construction services revenue	(74,000)	-	-	-	(10,347)	-	(1,601)	(6)	(5,403)	-	-	(91,357)
Construction services cost	73,924	-	-	-	10,347	-	1,555	6	3,475	-	-	89,307
Adjusted Ebitda excluding Construction Services	180,443	6	19,553	(21)	23,789	1,838	41,547	15,746	10,257	-	(1,815)	291,343
Construction services revenue	74,000	-	-	-	10,347	-	1,601	6	5,403	-	-	91,357
Construction services cost	(73,924)	-	-	-	(10,347)	-	(1,555)	(6)	(3,475)	-	-	(89,307)
Adjusted Ebitda	180,519	6	19,553	(21)	23,789	1,838	41,593	15,746	12,185	-	(1,815)	293,393
Financial income												30,475
Financial loss												(88,250)
Inflation adjustment												(13,976)
Amortization and depreciation												(79,646)
Income before income tax expense												141,996
Income tax												(36,319)
Income for the period												105,677

December 31, 2023
Current assets	183,773	22	188,160	-	45,101	4,770	91,159	59,737	68,197	(85,454)	194,445	749,910
Non-current assets	1,170,372	20	667,193	-	188,336	9,193	154,754	53,782	267,568	(768)	281,616	2,792,066
Capital Expenditure	93,326	-	1,727	-	36,605	2,120	7,073	3,267	17,504	-	-	161,622
Current liabilities	127,070	9	221,843	-	25,549	4,419	34,076	54,106	139,248	(85,454)	165,062	685,928
Non-current liabilities	673,245	-	907,835	-	60,264	1,809	-	7,329	78,834	(768)	323,591	2,052,139

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4           Revenue

	For the three-month period ended June 30,		For the six-month period ended June 30
	2024	2023	2024	2023
Aeronautical revenue	193,693	187,676	431,774	375,567
Non-aeronautical revenue
Commercial revenue	171,410	176,451	350,311	338,454
Construction service revenue	50,142	57,244	95,554	91,357
Other revenue	1,003	1,347	2,799	4,021
	416,248	422,718	880,438	809,399
Timing of revenue recognition
Over time	324,179	327,284	694,563	625,296
At a point in time	23,691	25,090	45,455	50,197
Revenues accounted for under IFRS 16	68,378	70,344	140,420	133,906
Revenue	416,248	422,718	880,438	809,399

5           Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Salaries and social security contributions	(57,440)	(56,089)	(122,156)	(109,886)
Concession fees (1)	(47,344)	(47,335)	(103,724)	(93,808)
Construction services cost	(49,919)	(55,650)	(94,572)	(89,307)
Amortization and depreciation (2)	(41,826)	(39,042)	(81,970)	(76,485)
Maintenance expenses	(40,693)	(32,810)	(74,078)	(62,704)
Cost of fuel	(22,715)	(24,482)	(43,452)	(48,557)
Services and fees	(17,410)	(16,336)	(33,510)	(30,548)
Office expenses	(3,126)	(2,852)	(7,460)	(6,185)
Taxes	(939)	(686)	(2,394)	(1,925)
Provision for maintenance costs	(798)	(692)	(1,677)	(1,541)
Others	(3,864)	(3,999)	(7,428)	(8,019)
	(286,074)	(279,973)	(572,421)	(528,965)

(1) Includes depreciation for fixed concession assets fee of USD 10,426 for the six-month period ended June 30, 2024 (USD 10,068 for the six-month period ended June 30, 2023).

(2) Includes depreciation of leases of USD 1,218 for the six-month period ended June 30, 2024 (USD 1,935 for the six-month period ended June 30, 2023).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

6            Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Taxes (1)	(12,868)	(12,725)	(28,920)	(25,473)
Services and fees	(10,699)	(9,351)	(21,212)	(18,651)
Salaries and social security contributions	(9,958)	(10,074)	(20,911)	(19,083)
Office expenses	(2,153)	(1,516)	(3,688)	(2,999)
Amortization and depreciation (2)	(1,757)	(1,543)	(3,511)	(3,161)
Advertising	(1,646)	(400)	(2,336)	(897)
Insurance	(610)	(722)	(1,448)	(1,385)
Maintenance expenses	(723)	(611)	(1,290)	(1,139)
Bad debts	(2,178)	(1,658)	(4,471)	(3,205)
Bad debts recovery	1,367	639	2,296	1,429
Other	(2,554)	(2,201)	(5,118)	(4,402)
	(43,779)	(40,162)	(90,609)	(78,966)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 393 for the six-month period ended June 30, 2024 (USD 361 for the six-month period ended on June 30, 2023).

7            Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Government grants (1)	4,538	4,753	10,632	9,605
Government subsidies per Covid-19 context (2)	-	3,550	-	3,550
Other	2,927	543	3,587	1,002
	7,465	8,846	14,219	14,157

(1)	Corresponds to government grants for the development of airport infrastructure in Group A, operated by Aeropuertos Argentina 2000 (“AA2000”), of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies attaching to these grants.

(2)	As stated in Note 8 of the Consolidated Financial Statements as of December 31, 2023, due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies’ projected operational result in the scenario without pandemic.

In December 2023 and 2022, the ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute its economic-financial balance considering a preliminary estimation as of year-end.

In June 2023, the final compensatory amount for the year 2022 for the Brasilia airport was determined, resulting, net of tax, in an increase of USD 3,550 compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8            Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Interest income	12,782	14,787	31,304	25,649
Foreign exchange results	182	277	327	529
Other financial income	4,602	3,001	6,189	4,297
Financial income	17,566	18,065	37,820	30,475

Interest expense	(25,397)	(27,190)	(54,237)	(56,207)
Foreign exchange results (1)	40,758	12,963	278,881	26,313
Changes in liability for concessions (2)	(21,225)	(22,151)	(47,585)	(54,095)
Other financial loss	(2,843)	(2,051)	(5,663)	(4,261)
Financial loss	(8,707)	(38,429)	171,396	(88,250)

Inflation adjustment	(1,572)	(10,810)	(16,817)	(13,976)
Inflation adjustment	(1,572)	(10,810)	(16,817)	(13,976)
Net financial results	7,287	(31,174)	192,399	(71,751)

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency loans in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9            Income tax

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Current income tax	(8,374)	(9,769)	(13,238)	(15,650)
Deferred income tax	(37,255)	11,410	(158,866)	(20,669)
	(45,629)	1,641	(172,104)	(36,319)

For the three and six-month period ended June 30, 2024, there has been an increase in the effective tax rate mainly due to the tax inflation adjustment in Argentina.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	94,780	-	568	95,348
Disposals	(434)	-	(484)	(918)
Other	2,941	-	-	2,941
Translation differences and inflation adjustment	952,174	(248)	(905)	951,021
	5,202,889	9,045	23,840	5,235,774
Depreciation
Accumulated at January 1, 2024	1,645,013	-	21,404	1,666,417
Depreciation of the period	88,956	-	418	89,374
Disposals	(31)	-	(284)	(315)
Translation differences and inflation adjustment	389,592	-	(744)	388,848
	2,123,530	-	20,794	2,144,324
At June 30, 2024	3,079,359	9,045	3,046	3,091,450

Cost
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	96,928	-	373	97,301
Impairment	(47)	-	-	(47)
Disposals	(23)	-	(31)	(54)
Transfer from property, plant and equipment	1,002	-	-	1,002
Translation differences and inflation adjustment	223,361	172	611	224,144
	5,070,454	9,175	23,611	5,103,240
Depreciation
Accumulated at January 1, 2023	1,800,871	-	20,021	1,820,892
Depreciation of the period	82,896	-	283	83,179
Disposals	(5)	-	-	(5)
Translation differences and inflation adjustment	75,425	-	473	75,898
	1,959,187	-	20,777	1,979,964
At June 30, 2023	3,111,267	9,175	2,834	3,123,276

Due to the increase of traffic witnessed during 2023 and 2024 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the historical losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian cash-generating unit (“CGU”) (including concession assets with a carrying value of USD 583.5 million as of June 30, 2024) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical information.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of June 30, 2024 and 2023, the recoverable amount of aforementioned CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At June 30, 2024	At December 31, 2023
Cash to be deposited	614	657
Cash at banks	138,759	192,381
Time deposits	39,770	16,729
Other cash equivalents (1)	260,270	160,081
	439,413	369,848

(1) Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of June 30, 2024, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,974 (USD 5,864 as of December 31, 2023).

12            Borrowings

	At June 30, 2024	At December 31, 2023
Non-current
Bank and financial borrowings (**)	282,431	278,147
Notes (*)	789,359	855,402
	1,071,790	1,133,549
Current
Bank and financial borrowings (**)	32,821	114,092
Notes (*)	117,755	85,535
Bank overdrafts	-	61
	150,576	199,688
Total Borrowings	1,222,366	1,333,237

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2024	2023
Balances at the beginning of the period	1,333,237	1,465,437
Loans obtained	141,231	72,711
Loans repaid	(218,429)	(102,469)
Interest paid	(50,779)	(53,603)
Accrued interest for the period	52,195	51,413
Debt renegotiation expenses	(1,900)	-
Translation differences and inflation adjustment	(33,189)	22,695
Balances at the end of the period	1,222,366	1,456,184

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2024 (1)	240,892	188,939	557,040	702,546	1,689,417
At December 31, 2023 (1)	294,299	239,443	569,488	711,815	1,815,045

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

(*) Notes include the following as of June 30, 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica S.A.U.	Senior secured guarantee notes	November 2021	USD	246.2	Nov-2034	Fixed 6.875%	236.5
(“ACI”)	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.9
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	EUR	71.8	Dec-2024	Fixed 4.556%	64.1
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	56.2
		October 2021	USD	208.9	Aug-2031	Fixed 8.500%	208.8
	Class 1 Series 2021 Notes	November 2021	USD	64.0	Aug-2031	Fixed 8.500%	61.4
Aeropuertos Argentina 2000	Class 4 Notes	November 2021	USD	62.0	Nov-2028	Fixed 9.500%	60.9
(“AA2000”)	Class 5 Notes	February 2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	February 2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.2
	Class 9 Notes	August 2022, July 2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.7
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	19.0
Total							907.1

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

(*) Notes include the following as of December 31. 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	Nov-2034	Fixed 6.875%	235.9
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	11.4
CAI	Secured notes	January 2020	EUR	71.8	Dec-2024	Fixed 4.556%	67.7
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	67.8
		October 2021	USD	208.9	Aug-2031	Fixed 8.500%	208.6
	Class 1 Series 2021 Notes	November 2021	USD	64.0	Aug-2031	Fixed 8.500%	61.2
	Class 4 Notes	November 2021	USD	62.0	Nov-2028	Fixed 9.500%	60.7
AA2000	Class 5 Notes	February 2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	34.4
	Class 9 Notes	August 2022, July 2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	30.4
	Class 10 Notes	July-2023	USD(2)	25.0	July-2025	Fixed 0.000%	24.5
Total							940.9

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in Puerta del Sur S.A. (“PDS”) and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of June 30, 2024 and December 31, 2023, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A. and PDS.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 million in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes to cancel interest payments until November 29, 2023, and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of June 30, 2024.

-	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The last testing date was June 30, 2024, being in compliance with the covenants.

-	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred.

On May 20, 2020, AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms. Accrued interest are capitalized quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. The main covenants and guarantees remain unchanged. As of June 30, 2024, AA2000 is in compliance with the covenants.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes. These Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

During 2024, AA2000 repurchased dollar-linked Class 6, Class 9 and Class 10 Notes for nominal value of USD 7.3 million, USD 6.6 million and USD 4.7 million, respectively.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of June 30, 2024, significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	180.9	A
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	3.4	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.1	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	2.7	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	0.9	D
TCU S.A. (“TCU”)	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.2	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.4	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.9	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.9	D
Toscana Aeroporti S.p.A. (“TA”)	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	94.0	A
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.1	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	4.4	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Urug uay	USD	Apr-2027	Fixed	5.10%	3.8	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.8
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.19%	7.5	C
Total						315.3

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of December 31, 2023, significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.6	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	2.3
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	213.9	A
TAGSA	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	4.2	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.4	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	3.6	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	1.8	D
TCU	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.4	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.6	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
TA	Banco de Innovación de Infraestructuras y Desarrollo	EUR	Sept-2027	Variable	Euribor 6 month plus spread	13.0	D
	Unicredit	EUR	Mar-2024	Variable	Euribor 3 month plus spread	9.4	D
	ISP-SACE	EUR	Sept-2026	Variable	Euribor 3 month plus spread	60.5	D
	BPM	EUR	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	Feb-2024	Variable	Euribor 3 month plus spread	4.0	D
	MPS Servicio capital	EUR	Mar-2024	Variable	Euribor 6 month plus spread	12.3	D
	Banca Intesa San Paolo	EUR	Jan-2024	Fixed	6.10%	12.2	D
AIA	Ameriabank C.J.S.C.	EUR	Dec-2024	Fixed	6.00%	13.2	B
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.3	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	9.0	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Jan-2024	Fixed	15.50%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	6.14%	8.5	C
Total (***)						407.8

(***) The total outstanding amount includes the financial debt of ICASGA with BNDES which, as disclosed in Note 17 of the Consolidated Financial Statements as of December 31, 2023, was shown in the Consolidated statement of financial position offset of guarantee deposits. Therefore, the net amount of Bank and financial borrowings as of December 31, 2023, amounted to USD 392.2 million. Additionally, on January 15, 2024, the outstanding financial debt of USD 15.6 million contracted by ICASGA and owing to BNDES was prepaid, after which the related guarantees were released.

(1)   TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index

(2)    A - Secured/guaranteed

B - Secured/unguaranteed

C - Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos

R$ - Brazilian Reales

(3)   T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

-	The Credit Facility Agreement between ICAB and BNDES is secured by the pledge of ICAB and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of ICAB. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of ICAB dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance as of June 30, 2024.

-	In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to EUR 40 million of which EUR 20 million were disbursed in December 2022, while the remaining EUR 20 million were disbursed in April, 2023. In December 2023 AIA prepaid EUR 20 million, which shortened the loan repayment date up to December 23, 2024. Additionally, in June 2024 the outstanding financial debt owed to Ameriabank C.J.S.C. was prepaid, after which the related guarantees were released.

-	In May 2024, TA signed, with closing date June 27, 2024, a new financial agreement with Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A , and Cassa Depositi e Prestiti S.p.A ., Banca Nazionale del Lavoro S.p.A. (“Lenders”). This loan includes the following credit lines:

•	up to EUR 96.2 million divided in two tranches, to be mainly applied towards TA´s existing financial debt repayment;

•	up to EUR 60.2 million divided in two tranches, to be allocated for the investment plan of the Pisa airport; and

•	up to EUR 20.0 million of revolving loans primarily to meet TA working capital needs.

On June 27, 2024, the loan facility was drawn for an amount equal to EUR 82.8 million and was primarily used to repay TA´s existing financial debt.

As of June 30, 2024, the Lenders had disbursed EUR 89.4 million (equivalent to USD 95.7 million).

This agreement includes covenants which require the maintenance of certain financial ratios to be fulfilled as of June 30 and December 31 of each year the loan remains outstanding, starting on December 31, 2024, along with certain restrictions on dividend distributions.

As of June 30, 2024, this loan is covered by a guarantee from SACE S.p.A., for up to the greater of (i) 80% of the loan related to the investment plan or (ii) EUR 48.0 million. It is also secured by the assignment of account receivables, a pledge on project and operational accounts, a share pledge over subsidiaries, a special privilege on all movable assets and a mortgage on any current and future real estate property rights acquired by TA.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

-	On November 18, 2021, AA2000 agreed with Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., (collectively, the “Lenders”) the granting of a bimonetary loan in order to prepay previous loans received from the Lenders. The loans are secured by the Argentine Collateral Trust Agreement. The loan in ARS was prepaid during 2023 while the loan in USD is to be paid until November, 2024 (referred as Onshore renegotiation – ICBC).

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

The main covenants regarding these loans of AA2000 is compliance with certain financial ratios to be met at the end of each quarter, which has been met as of June 30, 2024.

-	CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios to be fulfilled as of October 31 of each year the loan remains outstanding (being in compliance as of June 30, 2024), as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP, and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.2 million guaranteed by Corporación America Sudamericana S.A. and a personal guarantee issued by a PDS Chairman as subsidiary guarantor of up to USD 0.6 million.

As of June 30, 2024, the Company and its subsidiaries met the financial covenants under outstanding financings.

13	Other liabilities

	At June 30, 2024	At December 31, 2023
Non-current
Concession fee payable (1)	645,047	690,319
Advances from customers	10,407	13,368
Provisions for legal claims (4)	9,178	8,979
Provision for maintenance costs (2)	21,427	21,364
Other taxes payable	2,100	199
Employee benefit obligation (3)	4,183	4,382
Salary payable	-	291
Other liabilities with related parties (Note 16)	13,413	15,275
Other payables	15,733	14,187
	721,488	768,364

Current
Concession fee payable (1)	187,400	223,051
Other taxes payable	18,743	18,921
Salary payable	44,114	41,656
Other liabilities with related parties (Note 16)	4,025	2,689
Advances from customers	3,980	5,647
Provision for maintenance costs (2)	5,878	5,678
Expenses provisions	4,748	6,203
Provision for legal claims (4)	3,762	5,286
Other payables	36,143	36,733
	308,793	345,864

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2024	308,793	86,061	247,888	1,117,332	1,760,074
At December 31, 2023	345,864	96,071	279,683	1,266,124	1,987,742

(1) The most significant amounts included in the concession fee payable as of June 30, 2024 and December 31, 2023 relates to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and ICAB.

Changes in the period of the concession fee payable are as follows:

	For the six-month period ended June 30,
	2024	2023
Balances at the beginning of the period	913,370	929,009
Financial result (*)	47,585	56,440
Re-equilibrium adjustment compensation	-	(4,269)
Other	2,764	(85)
Concession fees accrued	93,298	83,740
Payments	(107,715)	(100,327)
Translation differences and inflation adjustment	(116,855)	66,455
Balances at the end of the period	832,447	1,030,963

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

As of June 30, 2024 and December 31, 2023, 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though, the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the case was decided and the first instance ruling in favor of ICAB was confirmed, granting ICAB the right to reschedule 50% of 2021’ fixed concession fee. The Brazilian ANAC appealed the ruling and the court of justice has not issued its decision as of June 30, 2024.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented on November 21, 2022 to the Ministry of Infrastructure, an offer of court payment orders, which is still in process of analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the six-month period ended June 30,
	2024	2023
Balances at the beginning of the period	27,042	22,914
Accrual of the period	2,229	1,943
Use of the provision	(1,109)	(389)
Translation differences and inflation adjustment	(857)	440
Balances at the end of the period	27,305	24,908

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the six-month period ended June 30,
	2024	2023
Balances at the beginning of the period	4,382	4,376
Actuarial gain/loss (in other comprehensive income)	(119)	(20)
Service cost	247	262
Amounts paid in the period	(251)	(130)
Translation differences and inflation adjustment	(76)	47
Balances at the end of the period	4,183	4,535

(4)	Changes in the period of the provision for legal claims is as follows:

	For the six-month period ended June 30,
	2024	2023
Balances at the beginning of the period	14,265	13,136
Accrual of the period	996	1,182
Use of the provision	(1,245)	(1,215)
Translation differences and inflation adjustment	(1,076)	(75)
Balances at the end of the period	12,940	13,028

14	Equity

a) Management share compensation plan and treasury shares

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022 and April 2023, 26,930 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 150 each) while the remaining shares vested in May 2024. As of June 30, 2024, the deliverance of these shares is pending.

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January and April 2023, 16,904 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 94 each) while the remaining shares vested in May 2024. As of June 30, 2024, the deliverance of these shares is pending.

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees of which 23,381 shares (equivalent to USD 221.7) were delivered to the eligible executives and key employees. In May 2024, 23,381 shares (equivalent to USD 221.7) were vested, (as of June 30, 2024 is pending the deliverance of these shares), while the remaining shares will vest in May 2025.

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to employees of which 10,773 shares (equivalent to USD 102.1) were delivered to the eligible executives and key employees. In May 2024, 10,773 shares (equivalent to USD 102.1) were vested, (as of June 30, 2024 is pending the deliverance of these shares), while the remaining shares will vest in May 2025.

As of June 30, 2024, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

Treasury shares	For the six-month period ended June 30,
	2024		2023
	Shares	USD	Shares	USD
Balances at the beginning of the period	2,251,123	4,322	2,396,015	4,600
Transfer of treasury shares to executives and key employees	-	-	(84,120)	(162)
Balances at the end of the period	2,251,123	4,322	2,311,895	4,438

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2024	(505,015)	532	(41,239)	(115)	63,402	(482,435)
Other comprehensive income / (loss) for the period	309,087	53	30	(12)	-	309,158
For the period ended June 30, 2024	(195,928)	585	(41,209)	(127)	63,402	(173,277)

Balances at January 1, 2023	(273,378)	520	(41,169)	(122)	63,402	(250,747)
Other comprehensive income / (loss) for the period	23,050	3	27	(1)	-	23,079
For the period ended June 30, 2023	(250,328)	523	(41,142)	(123)	63,402	(227,668)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	For the six-month period ended June 30,
	2024	2023
Balances at the beginning of the period	(1,313,888)	(1,314,025)
Share-based compensation reserve	321	580
Execution of share-based compensation reserve	-	(560)
Remeasurement of defined benefit obligations net for income tax	41	2
Balances at the end of the period	(1,313,526)	(1,314,003)

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements, are adequate based upon currently available information.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Toscana Aeroporti S.p.A. (“TA”) legal proceedings

On May 1, 2024, the Civil Court of Milan published its ruling regarding the claim initiated by Nuove Iniziative Toscane (“NIT”) on September 10, 2021. See Note 26.a of the Consolidated Financial Statements for the year ended December 31, 2023. NIT´s claim was rejected by the Court and NIT was condemned to return to TA the sums that had been paid as deposit, plus interest, as well as to pay the legal costs.

On May 31, 2024, TA received the reimbursement from NIT of the sums that had paid as deposit plus interests which amounts to EUR 4.7 million in total. However, NIT can still appeal the ruling.

Peruvian proceedings - Kuntur Wasi

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, on August 10, 2023, Kuntur Wasi received notification of the favorable arbitral award from the ICSID/CIADI Arbitral Court following the arbitration procedure Kuntur Wasi had initiated after the arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. While the Arbitral Court had already determined the final award for damages and losses, on February 28, 2024 both parties submitted further information to calculate the business profit based on the invested amounts as well as interests thereon.

On May 9, 2024, ICSID/CIADI confirmed that “Peru breached the concession contract by terminating it without a well-founded reason of public interest" and ordered that “damages in the amount of USD 91.2 million (including interest to February 28, 2024) should be paid to Kuntur Wasi, together with any additional interest that has accrued at the rate established in this award to the date of payment; compounded annually”. As of the date of the Interim Consolidated Financial Statements the Company is evaluating the chances of recoverability of the final award and pending this review, no amount has been recognized in these financial statements.

ACI Do Brasil S.A. (“ACIB”) tax proceedings

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, in 2017 a lawsuit was initiated before the Municipality of Sao Goncalo do Amarante to dispute the legality of the IPTU collected by the City of São Gonçalo do Amarante. In 2023, the Supreme Court decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

In a decision given on April 3, 2024 the Municipality: (i) revoked the IPTU tax collection for the years 2012 to 2014 and (ii) maintained the incidence of IPTU over the entire Airport through the years 2015 to 2023.

ACIB will file another administrative appeal, based on the aforementioned Supreme Court decision.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial

Statements for the year ended December 31, 2023.

b. Commitments

CAISA - Concession agreement extension

On May 15, 2024, CAISA signed an amendment to its concession agreement that includes the extension of the term of the concession for a ten-year period to 2043, the removal of certain investment projects amounting to USD 7.6 million, and a new commitment to invest USD 3.0 million within the period of 2024-2026.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

PDS – Amendment to concession agreement

On May 15, 2024, PDS signed amendments to its concession agreement to include part of the old passenger terminal of the Carrasco International Airport into the concession, PDS plans to invest approximately USD 5.5 million to expand its cargo activities, in particular, pharma and courier in this space. In counterpart, PDS will pay an additional fee.

Additionally, PDS committed to invest in a new Instrument Landing System (ILS) category IIIb, similar to those utilized in the world's major airports. This system will enable aircrafts to land safely in adverse weather conditions, thereby enhancing air connectivity, increasing predictability for airlines, and providing a competitive advantage for aviation development. The amendment foresees a tariff adjustment (approach fee) that can be charged by PDS.

AA2000 - Concession agreement

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, on July 28, 2023, ORSNA issued Resolution N° 56-23, in which it laid down the conditions related to the Review of the Financial Projection of Income and Expenses (in Spanish, PFIE) for the concession period of 2019-2023. Among others, it was determined that the revision of the financial and economic equation of the concession agreement, will be finalized upon reaching the international passenger traffic level of 2019. AA2000 challenged Resolution N° 56-23. On November 27, 2023 ORSNA and AA2000, agreed: (i) to suspend the current procedural deadlines until June 30, 2024, (ii) that AA2000 must produce at its own cost and expense a passenger traffic projection study; (iii) to postpone until May 30, 2024 the ordinary annual review of the PFIE of the concession, covering periods until December 31, 2023. AA2000 has fulfilled the commitments assumed under the referred agreement.

Considering the changes in the Argentinean government and taking into account that the members of ORSNA's Board of Directors had not been appointed, it was agreed to suspend for 20 business days the procedural deadlines duly established, according to a presentation made both parties on June 28, 2024. On July 3, 2024, AA2000 was notified of the Court's decision granting the suspension of the requested deadlines.

On July 30, 2024, the members of ORSNA's Board of Directors were appointed and AA2000 is currently working with the new president of the ORSNA to work on a solution to the matter.

Guarantees related to concession agreements

-	In April 2024, AA2000 increased the performance guarantee from ARS 6,499.2 million (approximately USD 7.1 million) as of December 31, 2023 to ARS 26,419.0 million (approximately USD 29.0 million) as of June 30, 2024.

-	The bank guarantee related to the Abuja and Kano airports and cargo terminals concessions has been extended for USD 1.8 and USD 0.4 million respectively, expiring on Nov 24, 2024. These guarantees are counter-guaranteed by CAAP for 51% of the total amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2024 and December 31, 2023, equity as defined under Luxembourg laws and regulations consisted of:

	At June 30, 2024	At December 31, 2023
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,322	4,322
Legal reserve	7,419	3,676
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,706	1,353,706
Retained earnings	80,111	37,890
Total equity in accordance with Luxembourg law	2,171,121	2,125,157

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies. Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At June 30, 2024	At December 31, 2023
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	4,482	4,200
Trade receivables with other related parties	1,585	962
Other receivables with associates	-	58
Other receivables with other related parties	9,655	9,257
Other financial assets with associates	3,184	3,108
Other financial assets with other related parties (*)	39,028	28,327
Trade payables to associates	(3,138)	(2,765)
Trade payables to other related parties	(2,929)	(2,501)
	51,867	40,646

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

	At June 30, 2024	At December 31, 2023
(b) Other liabilities
Other liabilities to associates (**)	(14,322)	(15,539)
Other liabilities to other related parties	(3,116)	(2,425)
	(17,438)	(17,964)
(c) Other balances
Cash and cash equivalents in other related parties	15,714	23,249
	15,714	23,249

(*) As of June 30, 2024 mainly includes a loan and time deposits to other related parties amounting to USD 15.1 million and USD 20.5 million respectively (USD 14.8 million and USD 10.1 million respectively as of December 31, 2023). As of June 30, 2024, the loan accrues interests at a fixed annual rate of 6.0%, and matures in December 2024. The time deposits total USD 20.0 million, of which USD 10.0 million accrues interests at a fixed annual rate of 4.0%, maturing in July 2024 and the remaining USD 10.0 million accrues interests at a fixed annual rate of 5.0%, maturing in January 2027.

(**) As of June 30, 2024 and December 31, 2023, includes deferred income from associates.

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2024	2023	2024	2023
Transactions
Aeronautical/Commercial revenue	6,460	4,269	13,530	7,229
Fees	(3,148)	(2,952)	(6,054)	(5,249)
Interest accruals	430	141	909	208
Acquisition of goods and services	(6,689)	(6,913)	(12,909)	(14,106)
Others	147	(1,062)	(796)	(2,062)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 5,845 as of June 30, 2024 (USD 6,973 as of December 31, 2023). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 3,298 as of June 30, 2024 (USD 3,219 as of June 30, 2023).

As mentioned in Note 12, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

Remunerations received by the Group’s key staff amounted to approximately 1.85% of total remunerations accrued at June 30, 2024 (1.91% as of June 30, 2023).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the six-month period ended June 30,
Changes in working capital	2024	2023
Other receivables and credits	(57,100)	(17,327)
Inventories	5,836	3,534
Other liabilities	(33,749)	(38,552)
	(85,013)	(52,345)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2024	2023
Intangible assets increase in Other liabilities	(2,941)	-
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(261)	(154)
Property, plant and equipment acquisition	(4,400)	-
Right-of-use asset initial recognition with an increase in Lease liabilities	(339)	(430)
Tax credit with an increase in Other liabilities	(6,887)	-
Income tax paid with tax certificates	(1,185)	(1,477)
Dividends not paid to non-controlling interests in subsidiaries	(8)	-

18            Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2023, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2024:

	Fair value	Carrying amount
Trust funds (1)	33,805	31,326
Long-term borrowings (2)	990,839	1,071,790

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Financial risk factors

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2023, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the six-month period ended June 30, 2024 was 80.8%, the devaluation of Argentinean pesos against the US Dollars in the same period was 12.8%, and certain restrictions to access the Mercado Único y Libre de Cambios (“MULC”) are still in force.

Law 27,742 which declares a public emergency in administrative, economic, financial and energy matters for one year was approved on June 28, 2024 and enacted on July 8, 2024 by Decree 592/2024. The law grants the Argentinean Executive Branch special powers to manage the emergency in terms of Article 76 of the National Constitution of Argentina. Reforms foreseen in the law contemplate, among others, a state reform, an incentive regime for large investments, changes in labor legislation, a policy on open skies and tax benefits. The Argentine subsidiaries are evaluating the potential impact of this law and of the evolving political situation in Argentina on their business and performance.

20            Subsequent events

Tax Proceedings - TAGSA

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2023, the SRI had determined that TAGSA has to pay roughly USD 3.3 million in connection with differences established by the SRI for the 2017 withholding tax determination. TAGSA submitted a judicial claim that was accepted on October 18, 2022 and the determination of the withholding tax to be paid was declared null and void. On December 12, 2022, the SRI submitted a cassation complaint against the ruling, which was accepted by the National Court on July 6, 2023. On July 14, 2023 TAGSA submitted its response and on July 2, 2024, the Court issued a final decision in favour of TAGSA, confirming the previous ruling.

Indebtedness – AA2000

In July 2024, AA2000 repurchased dollar-linked Class 9 Notes for nominal value of USD 0.5 million.

There are no other subsequent events that could significantly affect the Group´s financial position as of June 30, 2024.